Hogan & Hartson LLP One Tabor Center, Suite 1500 1200 Seventeenth Street Denver, CO 80202 +1.303.899.7300 Tel +1.303.899.7333 Fax www.hhlaw.com
January 8, 2009	Paul Hilton Partner 303.454.2414 philton@hhlaw.com

BY EDGAR and FEDERAL EXPRESS

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 4561

Attn: David L. Orlic

Re:	CIBER, Inc.
Registration Statement dated December 3, 2008
Filed December 3, 2008
File No. 333-155906
Comment Letter dated December 30, 2008

Dear Mr. Orlic:

On behalf of CIBER, Inc., a Delaware corporation (“CIBER”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter to Mac J. Slingerlend, Chief Executive Officer of CIBER, dated December 30, 2008 (the “Comment Letter”) regarding CIBER’s Registration Statement on Form S-4 (File No. 333-155906), as filed with the Commission on December 3, 2008, (the “Registration Statement”).

Filed herewith is Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked copies of which will be sent to the Commission to show changes from the Registration Statement.

CIBER’s response to the Staff’s comment is set forth below:

1.             Comment:  Please tell us your analysis regarding omission from your acquisition shelf registration statement of the identities of the selling securityholders and the amounts of securities to be registered on their behalf.  Refer to the rules and regulations under the Securities Act as well as the requirements of Form S-4.

Response:  The Company has complied with this comment by deleting references to selling securityholders in Amendment No. 1.

2.             Comment:  It appears that each share of common stock covered by the registration statement has an associated stock purchase right, and the opinion of counsel filed as an exhibit to your registration statement addresses the offering of these rights.

However, you do not appear to be registering the offering of these rights as a separate security.  Please advise.

Response:  The Company acknowledges this Staff comment and the Company has complied with this comment by including references to the Rights in the Registration Fee table (included in Amendment No. 1 solely to clarify that such Rights are being registered with the Common Stock to which such Rights are associated).  To confirm, associated with each share of Common Stock is one share purchase right, which we refer to as a Right, which will not be exercisable or be evidenced separately from the Common Stock prior to the occurrence of certain events.  Prior to the occurrence of certain events, the Rights will not be exercisable or evidenced separately from the registrant’s Common Stock, will be transferred with and only with such Common Stock, and will have no value except as reflected in the market price of the shares of Common Stock to which they are attached.

In closing, we acknowledge the Staff’s comment with respect to requests for acceleration of the effective date and will furnish the requested letter at the time we request acceleration of the effective date of the Registration Statement, as amended.

If you have questions regarding the enclosures or require additional copies, please do not hesitate to contact me at (303) 454-2414 or Tara L. Dunn at (303) 454-2426 or tldunn@hhlaw.com.

Sincerely,

/s/ PAUL HILTON

Paul Hilton, Esq.

cc:	CIBER, Inc.